


05007105

P.O. Box 393 Hamilton Q 4007 Australia
Telephone: +61 7 3633 4700 Facsimile: +61 7 3268 5231
Website: www.sams.com.au Email: info@sams.com.au

SUPPL

Sam's Seafood Holdings limited

(ABN 45 098 448 269)

Office Address: 43 Holt street, Eagle Farm, Qld 4007, Australia
Postal Address: PO Box 393 Hamilton, Qld 4007, Australia
Telephone: 61-7-3633 4700 Fax: 61-7-3268 5231 Email: ken@sams.com.au

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31/03/05


SEC MAIL PROCESSING
RECEIVED
APR - 7 2005
WASH, D.C.
213
SECTION

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street
Washington DC, 20549
United States of America

PROCESSED
APR 08 2005
THOMSON FINANCIAL

82-34648

Dear Sir/Madam,

RE: SAM'S SEAFOOD HOLDINGS LIMITED – File Number: ~~82-34649~~

Please refer to the attached Market Announcement that we have disclosed to the Australian Stock Exchange on 31/03/05 for your reference pursuant to Section 12g3-2(b) file number 82-34649.

Should you have any questions in relation to the above, please do not hesitate to contact me.

Yours sincerely,

Ken Situ
Company Secretary
Sam's Seafood Holdings Limited

Dlw 4/8

Wholesalers, Retailers, Exporters & Processors of Fresh & Frozen Seafood


SAM'S
SEAFOOD
From The Sea To The Table

SAM'S SEAFOOD HOLDINGS LIMITED
43 Holt Street, Eagle Farm, Qld 4009, Australia
PO Box 393, Brisbane 4007, Australia
Phone: 07 3131 4100, Fax: 07 3268 5231
ABN: 45 098 448 269
E-Mail: info@sams.com.au

31 March 2005

Company Announcement Office
The Australian Stock Exchange Limited

AGREEMENT TO SET UP A JOINT VENTURE ENTITY

The Board of Sam's Seafood Holdings Limited (ASX:SSS) is pleased to announce that Sam's Seafood Investments Pty Ltd, a wholly owned subsidiary of Sam's Seafood Holdings Limited, has entered into an Agreement to set up a Joint Venture Entity with China Seafood Resources Pty Ltd, which is a related entity of ShenZhen XingGuang Co. Ltd. ShenZhen XingGuang Co. Ltd is one of the largest aquaculture farmers and fish meal suppliers in southern China.

Under this Agreement, the Joint Venture Entity (JV Entity) will be owned equally by Sam's Seafood Investments Pty Ltd and China Seafood Resources Pty Ltd. Sam's Seafood will be responsible for marketing and distributing to the Australian market the farmed seafood products sourced from China via the JV Entity and ShenZhen XingGuang Co. Ltd. Sam's Seafood will undertake a feasibility study to evaluate the cost-benefits to set up a fish meal factory in Australia and export fish meal and other seafood related products to China as a reciprocal arrangement.

The Board of Sam's Seafood is very excited with the arrangement which will effectively give it direct access to a large new range of products for exclusive distribution. The Agreement will also give Sam's Seafood a very secure continuity of supply of some valuable basic products and at the same time open up many new markets for Sam's Seafood, to which it will be able to sell other products.

SHARE SUBSCRIPTION AGREEMENT

The CEO of ShenZhen XingGuang Co. Ltd, Mr. Liang Xing Hui, has entered a Share Subscription Agreement to subscribe up to $3m to purchase Sam's Seafood ordinary shares within a prescribed period. An initial subscription of $1m worth of shares at $1.25 per share has been confirmed and will be taken up within 21 days. The balance will be subscribed in the form of exercising the options with the exercise price to be determined based on 85% of the weighted average market price of ordinary shares in Sam's Seafood Holdings Limited on the ASX calculated over the preceding five business days.

Ken Situ
Company Secretary